(Translation)

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Document Name:	Extraordinary Report
Filed with:	The Director General of the Kanto Local Finance Bureau
Filing Date:	June 25, 2010
Corporate Name:	Toyota Motor Corporation
Name and Title of Representative:	Akio Toyoda, President
Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture
Telephone Number:	(0565)28-2121
Name of Contact Person:	Yuji Maki, General Manager of Financial Reporting Department, Accounting Division
Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo
Telephone Number:	(03)3817-7111
Name of Contact Person:	Shinji Miyatake, General Manager, Corporate Communications Department, Public Affairs Division
Places of Public Inspection of the Extraordinary Report:
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Osaka Securities Exchange Co., Ltd.
(8-16, Kitahama 1-chome, Chuo-ku, Osaka)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Securities Exchange
(14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the FY2010 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 24, 2010

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Distribution of Surplus

a.	Allocation of dividend assets and the total amount of dividends:
Payment of 25 yen per share of common stock (Total amount of dividends: 78,399,896,500 yen)
b.	Effective date of distribution of surplus:
June 25, 2010

Proposed Resolution 2:	Election of 27 Directors

It was proposed that the following 27 persons be elected as directors:

Fujio Cho, Katsuaki Watanabe, Kazuo Okamoto, Akio Toyoda, Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Yoichiro Ichimaru, Satoshi Ozawa, Akira Okabe, Shinzo Kobuki, Akira Sasaki, Mamoru Furuhashi, Iwao Nihashi, Tadashi Yamashina, Takahiko Ijichi, Tetsuo Agata, Masamoto Maekawa, Yasumori Ihara, Takahiro Iwase, Yoshimasa Ishii, Takeshi Shirane, Yoshimi Inaba, Nampachi Hayashi, Nobuyori Kodaira and Mitsuhisa Kato.

Proposed Resolution 3:	Election of 3 Corporate Auditors

It was proposed that the following 3 persons be elected as corporate auditors:
Masaki Nakatsugawa, Yoichi Morishita and Akishige Okada.
Yoichi Morishita and Akishige Okada are candidates for the position of Outside Corporate Auditors.

Proposed Resolution 4:	Issuance of Stock Acquisition Rights for the Purpose of Granting Stock Options

It was proposed that stock acquisition rights (maximum number: 36,000) be issued without consideration to directors, managing officers, employees and other persons in similar positions at TMC and its affiliates.  It was further proposed that the determination of the terms and conditions of the offering of such rights will be delegated to the board of directors.

Stock acquisition rights to be granted to directors of TMC without consideration constitute remuneration other than cash of indeterminate value to directors. Consequently, the calculation method for determining the value of the stock acquisition rights allotted to directors (maximum number: 9,200) as remuneration was also proposed to be resolved.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)
Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1	23,890,507	21,353	3,859	24,368,703	98.03	Approved
Proposed Resolution 2
Fujio Cho	22,140,172	1,698,417	35,217	24,384,051	90.79	Approved
Katsuaki Watanabe	22,578,872	1,291,118	3,813	24,384,048	92.59	Approved
Kazuo Okamoto	22,589,307	1,280,684	3,813	24,384,049	92.63	Approved
Akio Toyoda	22,684,503	1,185,490	3,813	24,384,051	93.03	Approved
Takeshi Uchiyamada	22,729,873	1,140,119	3,813	24,384,050	93.21	Approved
Yukitoshi Funo	22,730,422	1,139,569	3,813	24,384,049	93.21	Approved
Atsushi Niimi	22,721,428	1,148,564	3,813	24,384,050	93.18	Approved
Shinichi Sasaki	22,720,843	1,149,148	3,813	24,384,049	93.17	Approved
Yoichiro Ichimaru	22,730,868	1,139,124	3,813	24,384,050	93.22	Approved
Satoshi Ozawa	22,745,503	1,124,488	3,813	24,384,049	93.28	Approved
Akira Okabe	22,745,583	1,124,409	3,813	24,384,050	93.28	Approved
Shinzo Kobuki	22,745,409	1,124,582	3,813	24,384,049	93.27	Approved
Akira Sasaki	22,745,582	1,124,409	3,813	24,384,049	93.28	Approved
Mamoru Furuhashi	22,745,607	1,124,385	3,813	24,384,050	93.28	Approved
Iwao Nihashi	22,736,163	1,133,828	3,813	24,384,049	93.24	Approved
Tadashi Yamashina	22,745,473	1,124,518	3,813	24,384,049	93.28	Approved
Takahiko Ijichi	22,745,646	1,124,345	3,813	24,384,049	93.28	Approved
Tetsuo Agata	22,741,885	1,128,106	3,813	24,384,049	93.26	Approved
Masamoto Maekawa	22,745,560	1,124,431	3,813	24,384,049	93.28	Approved
Yasumori Ihara	22,729,735	1,140,255	3,813	24,384,048	93.21	Approved
Takahiro Iwase	22,729,625	1,140,365	3,813	24,384,048	93.21	Approved
Yoshimasa Ishii	22,729,685	1,140,305	3,813	24,384,048	93.21	Approved
Takeshi Shirane	22,729,712	1,140,279	3,813	24,384,049	93.21	Approved
Yoshimi Inaba	22,719,986	1,150,005	3,813	24,384,049	93.17	Approved
Nampachi Hayashi	22,729,043	1,140,948	3,813	24,384,049	93.21	Approved
Nobuyori Kodaira	22,734,340	1,135,650	3,813	24,384,048	93.23	Approved
Mitsuhisa Kato	22,738,445	1,131,545	3,813	24,384,048	93.25	Approved
Proposed Resolution 3

Masaki Nakatsugawa	23,512,702	338,560	5,160	24,369,377	96.48	Approved
Yoichi Morishita	19,361,068	4,490,120	5,156	24,369,299	79.44	Approved
Akishige Okada	20,161,894	3,689,334	5,172	24,369,355	82.73	Approved
Proposed Resolution 4	23,586,713	305,771	23,936	24,369,390	96.78	Approved

Note:	1.
“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.
“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all  shareholders present at the General Shareholders’ Meeting.

3.	The requirements for approval of each resolution are as follows:
For Proposed Resolution 1, a majority vote of the shareholders present at the General Shareholders’ Meeting;

For Proposed Resolutions 2 and 3, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote; and

For Proposed Resolution 4, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights, which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions, were sufficient to meet the requirements to approve all of the proposed resolutions.  Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed, were not counted.